Exhibit 21.1

List of Subsidiaries of

Wingstop Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Wingstop Holdings, Inc.	Delaware
Wingstop Restaurants Inc.	Texas
Wingstop Restaurants LLC	Nevada
Wingstop Beverages, Inc.	Texas
Wingstop Beverages II, Inc.	Texas
Wingstop Beverages III, Inc.	Texas